Icosavax, Inc.

1616 Eastlake Avenue E., Suite 208

Seattle, WA 98102

July 26, 2021

VIA EDGAR

Mr. Alan Campbell

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Icosavax, Inc.

Registration Statement on Form S-1

File No. 333-257733

Dear Mr. Campbell

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Icosavax, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on July 28, 2021, or as soon as practicable thereafter.

Please contact Matthew T. Bush of Latham & Watkins LLP, counsel to the Company, at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

ICOSAVAX, INC.

By:	/s/ Adam Simpson
Adam Simpson
Chief Executive Director

cc:

Suzanne Hayes, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Brian Casio, Securities and Exchange Commission

Thomas Russo, CFA, Icosavax, Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Alaina P. Ellis, Latham & Watkins LLP